EXHIBIT 4.3

[Conformed Copy]

AGREEMENT AND PARENTAL GUARANTEE

This Agreement and Guarantee is made as of this 30th day of June, 2001 by and between Carlisle Holdings Limited (hereinafter referred to as “Carlisle” or the “Guarantor”) and National Union Fire Insurance Company of Pittsburgh, PA on behalf of itself and other member companies of American International Group, Inc. (hereinafter referred to a the “Companies”).

WHEREAS, commencing June 30, 1992, the Companies have continuously issued certain general liability, commercial automobile liability, and workers compensation and employers liability policies of insurance (hereinafter referred to as the “Policies”) to OneSource Holdings, Inc., and its predecessor companies, International Service Systems, Inc. and Carlisle Management Services, Inc., a wholly owned subsidiary of the Guarantor (hereinafter referred to as “ONE” or the “Insured”) and may in the future issue renewals or replacements of these policies; and,

WHEREAS, in conjunction with the Policies inception dates, the Companies and the Insured have entered into various indemnity and payment agreements including schedules and addenda thereto, wherein the Companies and the Insured have agreed to the terms and conditions under which the Insured will fulfill its obligations under the Policies to make certain payments and/or reimbursements to the Companies, along with any and all other related program agreements(s), hereinafter referred to as the “Agreements”; and

WHEREAS, pursuant to the terms of the Agreements, the Companies have required the Insured to post collateral to secure the payments and/or reimbursements to which the Companies were and are entitled to receive under the Policies and Agreements (hereinafter collectively referred to as the “Insurance Program”); and

WHEREAS, in conjunction wit the June 30, 2001 renewal of the Insurance Program (“Renewal”), ONE will provide to Companies security in the form of a Letter of Credit that will have an initial value, as of June 30, 2001 of Four Million Two Hundred Thousand dollars ($4,200,000) and to which ONE will be required to secure 3 subsequent increases as noted in Table B below to a maximum value of Sixteen Million Eight Hundred Thousand dollars ($16,800,000); and

WHEREAS, in order to support the Companies agreement to proceed with the Renewal of ONE, the Guarantor’s management deems it to be in its best interest to provide collateral for the Insured’s obligations under the Insurance Program in the form of this guarantee securing all past, current and future obligations of the Insured under the Insurance Program up to a maximum value of Twenty Two Million Eight Hundred Thousand Dollars ($22,800,000.00), but in which the minimum value shall never fall below Ten Million dollars ($10,200,000.00).

NOW, THEREFORE, in consideration of the mutual promises contained herein, the Companies and Guarantor (hereinafter collectively referred to as the “Parties”) do hereby agree and guarantee as follows:

1.	Guarantee:

1.1	The Guarantor does hereby unconditionally guarantee to the Companies, without offset or deduction, the prompt payment when due of all amounts payable by the Insured pursuant to the Insurance Program, for any and all past, current and future obligations thereunder, up to a maximum aggregate amount of Twenty Two Million Eight Hundred Thousand Dollars ($22,800,000.00).

1.2	Companies agrees that the maximum aggregate amount of this Guarantee as set forth in Section 1.1 above will be, subject to verifiable receipt and acceptance from ONE of new letters of credit, that conform to the requirements set forth in the Payment Agreement and provide for the requisite increases in the Insured’s security as shown in Table B, reduced to the aggregate values shown in Table A.

TABLE A

Effective Date	Aggregate Amount of Guarantee
June 30, 2001	$22,800,000.00
September 30, 2001	$18,600,000.00
December 30, 2001	$14,400,000.00
March 30, 2002	$10,200,000.00

TABLE B

Effective Date	Aggregate Amount of Letter of Credit
June 30, 2001	$ 4,200,000.00
September 30, 2001	$ 8,400,000.00
December 30, 2001	$12,600,000.00
March 30, 2002	$16,800,000.00

1.3	Failure to post any of the letters of credit called for on the dates prescribed in Table B will void the corresponding reductions in the maximum value of this Guarantee as set forth in Table A.

1.4	Under no conditions will the aggregate value of this guarantee in conjunction with the value of the LOC, as both are used to secure all past, current and future obligations of the Insured under the Insurance Program, at any time fall below Twenty Seven Million Dollars ($27,000,000.00).

2.	Guarantor’s Obligations:

2.1

In the event that the Insured does not or is unable to perform any obligation in accordance with the terms of the Agreements for any reason, the Guarantor hereby agrees that it will pay the sums, or amounts equal thereto, which the Insured is obligated to pay at the time specified in such Agreements. (It being the intention hereof that the Guarantor shall pay to the Companies, as a payment obligation directly due from the Guarantor to the Companies, amounts equal to all amounts due to the Companies which the Insured shall fail to faithfully and properly pay when due under the Agreements). The Guarantor acknowledges that it is fully aware of, and consents to the terms and conditions of the Agreements. Provided, however, that the Guarantor shall not, in the aggregate of all such payments, pay in excess of the aggregate amounts for the applicable time periods as shown in Table A of Section 1.2 above.

2.2	The Guarantor acknowledges that the minimum aggregate limit of this guarantee securing all past, current and future obligations of the Insured under the Insurance Program, regardless of the applicable value of the Letter of Credit, shall never fall below Ten Million Two Hundred Thousand Dollars ($10,200,000.00).

3.	Obligations: Absolute and Unconditional:

The obligations of the Guarantor under this Guarantee shall be absolute and unconditional and shall remain in full force and effect until the Insured shall have fully discharged its obligations to the Companies and, prior to such time, shall not be released or discharged for any reason whatsoever unless agreed to in writing by the Companies.

4.	Assertion of Claims by the Companies:

The Guarantor specifically agrees that it shall not be necessary or required that the Companies file suit or proceed to obtain or assert a claim for personal judgment against the Insured for any obligation owed to the Companies. The Guarantor also agrees that it shall not be necessary or required that the Companies make any effort at collection of any obligation from the insured or draw down or seek to realize upon any security now or hereafter existing for the obligations or file suit or proceed to obtain or assert a claim for personal judgment against any other party liable for any obligation or make any effort at collection of any obligation from any such other party before or as a condition of enforcing the liability of the Guarantor under the Guarantee contained herein.

5.	Waiver:

The Guarantor’s obligations and liabilities up to its aggregate limit hereunder shall be without regard to any defense, legal or equitable, counter-claim, set-off, cross-claim or other claim which the Guarantor may at any time have against the Companies or the Insured, or any of their successors and assigns, in any way or manner, for any reason whatsoever.

6.	Subordination:

To the extent the Guarantor may at any time acquire a right of subrogation or substitution by reason of any of the matters herein contemplated, the Guarantor hereby agrees that its right of subrogation or substitution shall be subject and subordinate to the rights of the Companies under the Insurance Program until (a) all of the obligations under such Insurance Program, including all payments due from Insured to the Companies, have been performed or (b) the Guarantor’s aggregate limit of liability has been exhausted, whichever occurs first.

7.	Recovery of Preferences:

If a claim is made upon the Companies at any time for repayment or recovery of any amount or other value received by the Companies, from any source, in payment of or on account of any of the obligations of the Insured guaranteed hereunder and the Companies repay or otherwise become liable for all or any part of such Claim, the Guarantor (to the extent of its aggregate limit of liability) shall remain jointly and severally liable to the Companies hereunder for the amount so repaid or for which the Companies are otherwise liable to the same extent as if such amount had never been received by the Companies.

8.	Duration:

Subject to the Guarantor’s aggregate limit of liability, this Guarantee shall continue in full force and effect throughout the terms of the Insurance Program and any renewals or extensions thereof, and for so long as any of the Insured’s covenants and obligations under the Insurance Program shall remain in effect. This Guarantee shall survive the merger or consolidation of the Guarantor and/or the Insured into or with any other corporation, or the sale or other disposition of all or any part of substantially all of their assets, properties or business.

9.	Expenses:

The Guarantor agrees to pay on demand all reasonable fees and out of pocket expenses (including the reasonable fees and expenses of the Company’s counsel) in any way relating to the enforcement or protection of the rights of the Company hereunder.

10.	Governing Law:

This Agreement and Guarantee and all rights, obligations and liabilities arising hereunder shall be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of laws.

11.	Jurisdiction:

The Guarantor hereby consents to the jurisdiction of the courts of the State of New York and of the United States District Court for the Southern District of New York and hereby waives any objection to venue or jurisdiction which the Guarantor may now or hereafter have.

IN WITNESS WHEREOF, the Parties hereto have caused this instrument to be duly executed on their behalf by their fully authorized officers, and caused their corporate seals to be hereunto affixed, all as of the day and year first above written.

[SEAL]	CARLISLE HOLDINGS LIMITED

	By:	/s/ D.B. HAMMOND

Its: Deputy Chairman and Director

	ATTEST:	/s/ PHILIP T. OSBORNE
Secretary